Exhibit 99.4

EXECUTIVE COMPENSATION

The following table provides information on the annual and long-term compensation for our Chief Executive Officer and our four most highly compensated other executive officers (our “Named Executive Officers”) for the periods indicated. Each of our executive officers serves until the next annual meeting of stockholders or such officer’s earlier resignation or removal.

Summary Compensation Table

									Long-Term Compensation
		Annual Compensation							Awards
Name and Principal Position	Year	Salary			Bonus			Other Annual Compensation	Restricted Stock/Stock Unit Awards ($)			Securities Underlying Options (#)(1)	All Other Compensation

Thomas A. Carr Chief Executive Officer and Chairman of the Board of Directors	2003 2002 2001	$ $ $	450,000 450,000 450,000		$ $ $	450,000 270,000 450,000	(2)	$0 $0 $0	$ $ $	161,902 164,707 0	(3)(4) (3)(5)	0 0 41,563	$ $ $	73,111 44,003 98,097	(6)(7) (6) (6)

Philip L. Hawkins President and Chief Operating Officer	2003 2002 2001	$ $ $	400,000 395,385 380,000	(8)	$ $ $	360,000 216,000 323,000	(2)	$0 $0 $0	$ $ $	134,719 131,778 0	(4)(9) (5)(9)	0 0 33,250	$ $ $	82,503 46,803 81,030	(7)(10) (10) (10)

Karen B. Dorigan Chief Investment Officer	2003 2002 2001	$ $ $	300,000 300,000 300,000		$ $ $	150,000 90,000 150,000	(2)	$0 $0 $0	$ $ $	161,663 131,778 0	(4)(11) (5)(11)	0 0 33,250	$ $ $	78,260 34,795 45,045	(7)(12) (12) (12)

Stephen E. Riffee Chief Financial Officer	2003 2002 2001	$ $ $	280,000 265,731 225,039	(13)	$ $ $	165,000 100,000 120,000	(2)	$0 $0 $0	$ $ $	176,991 120,400 0	(4)(14) (5)(14)	0 0 16,625	$ $ $	85,853 32,319 28,848	(7)(15) (15) (15)

Linda A. Madrid Managing Director, General Counsel and Corporate Secretary	2003 2002 2001	$ $ $	250,962 220,000 218,846	(16)	$ $ $	127,500 66,000 127,500	(2)	$0 $0 $0	$ $ $	125,259 65,889 0	(4)(17) (5)(17)	0 0 16,625	$ $ $	60,797 24,657 24,743	(7)(18) (18) (18)

(1)	All option grants were made under our 1997 Stock Option and Incentive Plan.

(2)	Paid in 2004 for the year ended December 31, 2003.

(3)	Mr. Carr was awarded 6,760 shares of restricted stock on January 29, 2003 and 5,472 restricted stock units on February 20, 2002.

(4)	Represents the value of grants of restricted stock made under our 1997 Stock Option and Incentive Plan. The shares of restricted stock vest ratably over a four-year period, assuming the grantee is still an employee of CarrAmerica or otherwise eligible for vesting on the vesting date. On each vesting date, the grantee receives shares representing 25% of the total number of shares of restricted stock. The grantees are entitled to current voting rights and dividend payments (such dividends where $0.50 per share for each quarter of 2003) under the terms of their restricted stock agreements. As of December 31, 2003, the total holdings of restricted stock of the Named Executive Officers and the market value of such holdings based on the last sale price of our common stock on the New York Stock Exchange on December 31, 2003 were as follows: Mr. Thomas A. Carr: 11,138 shares ($331,690); Mr. Hawkins: 9,128 shares ($271,832); Ms. Dorigan: 15,577 shares ($463,883); Mr. Riffee: 15,630 shares ($465,461); and Ms. Madrid: 6,982 shares ($207,924).

(5)

Represents the value of grants of restricted stock units made under our 1997 Stock Option and Incentive Plan. Beginning in 2002, the Board of Directors determined to no longer grant restricted stock units. In 2002, the Named Executive Officers converted all of their then unvested restricted stock units (including the 2002 grants) into shares of restricted stock. The vesting schedule of the restricted stock was not altered from the vesting schedule for the restricted stock units. The restricted stock units previously granted vested ratably over a five-year period, assuming the grantee was still an employee of CarrAmerica or otherwise eligible for vesting on the vesting date.

The grantees were entitled to dividend equivalent payments (such dividends were $0.50 per share for each quarter of 2002 and 2003) under the terms of their restricted stock unit agreements under certain circumstances. On each vesting date, the grantee received shares representing 20% of the total number of restricted stock units granted plus an amount equal to the dividends that would have been paid on such shares had the shares been outstanding since the grant date, or the cash equivalent thereof, at our option. The grants of restricted stock units did not entitle the grantees to any current voting rights. The Named Executive officers had the option to defer receipt of the shares of common stock due upon vesting of the restricted stock units. Such deferral must have been made by the end of the fiscal year prior to the vesting of each restricted stock unit. As of December 31, 2003, the total holdings of deferred restricted stock units (with one unit deemed equivalent to the value of one share) of the Named Executive Officers and the market value of such holdings based on the last sale price of our common stock on the New York Stock Exchange on December 31, 2003 were as follows: Mr. Thomas A. Carr: 16,711 shares ($497,654); Mr. Hawkins: 42,611 shares ($1,268,956); Ms. Dorigan: 18,691 shares ($556,618); Mr. Riffee: 2,139 shares ($63,699); and Ms. Madrid: 4,177 shares ($124,391). The deferred restricted stock units were deferred by the Named Executive Officers until various future dates ranging between January 2004 and November 2008. The Named Executive Officers receive dividend equivalent payments on their deferred restricted stock units. The Named Executive Officers hold no restricted stock units other than the deferred restricted stock units.

(6)	Includes: (i) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Retirement Plan in the amounts of $9,000, $14,250 and $12,750, respectively, employer contributions for 2003, 2002 and 2001 for life, accidental death and dismemberment (AD&D), long-term disability insurance premiums in the amounts of $1,296, $1,296 and $1,296, respectively, and an employer contribution for 2003 and 2002 for short-term disability insurance premiums in the amounts of $403 and $403, respectively; (ii) employer contributions for 2002 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amount of $20,250; (iii) $50,000 paid to Mr. Carr in 2001 as part of Mr. Carr’s bonus for 2000 in the form of forgiveness of a loan payable by Mr. Carr to the Company; (iv) employer contributions for 2003, 2002 and 2001 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $8,524, $7,804 and $7,051, respectively; and (v) cash value awards for 2003 of $53,888.

(7)	Includes the value of cash value awards, which is calculated based on the last reported sale price of our common stock on the New York Stock Exchange on January 29, 2003 of $23.95. The cash value awards vest ratably over a four-year period, assuming the grantee is still an employee of Carr America or otherwise eligible for vesting on the vesting date. The cash value awards were granted on January 29, 2003 in connection with the grants of restricted stock.

(8)	Mr. Hawkins’ annual salary was $380,000 from January through March 2002, when it was increased to $400,000.

(9)	Mr. Hawkins was awarded 5,625 shares of restricted stock on January 29, 2003 and 4,378 restricted stock units on February 20, 2002.

(10)	Includes: (i) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Retirement Plan in the amounts of $9,000, $14,250 and $12,750, respectively, employer contributions for 2003, 2002, and 2001 for life, AD&D and long-term disability insurance premiums in the amounts of $1,296, $1,296 and $1,296, respectively, and an employer contribution for 2003 and 2002 for short-term disability insurance premiums in the amounts of $403 and $403, respectively; (ii) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $18,374, $23,050 and $59,933, respectively; (iii) employer contributions for 2003, 2002 and 2001 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $8,524, $7,804 and $7,051, respectively; and (iv) cash value awards for 2003 of $44,906.

(11)	Ms. Dorigan was awarded 6,750 shares of restricted stock on January 29, 2003 and 4,378 restricted stock units on February 20, 2002.

(12)	Includes: (i) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Retirement Plan in the amounts of $9,000, $14,250 and $12,750, respectively, employer contributions for 2003, 2002 and 2001 for life, AD&D and long-term disability insurance premiums in the amounts of $1,296, $1,296 and $1,128, respectively, and an employer contribution for 2003 and 2002 for short-term disability insurance premiums in the amounts of $403 and $403; (ii) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $8,290, $11,042 and $24,116, respectively; (iii) employer contributions for 2003, 2002 and 2001 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $5,383, $7,804 and $7,051, respectively; and (iv) cash value awards for 2003 of $53,888.

(13)	Mr. Riffee’s annual salary was $227,000 from January through March 2002, when it was increased to $280,000.

(14)	Mr. Riffee was awarded 7,390 shares of restricted stock on January 29, 2003 and 4,000 restricted stock units on February 20, 2002.

(15)	Includes: (i) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Retirement Plan in the amounts of $9,000, $14,250 and $12,750, respectively, employer contributions for 2003, 2002 and 2001 for life, AD&D and long-term disability insurance premiums in the amounts of $1,296, $1,296 and $1,170, respectively, and an employer contribution for 2003 and 2002 for short-term disability insurance premiums in the amounts of $403 and $403, respectively; (ii) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $7,712, $8,566 and $7,877, respectively; (iii) employer contributions for 2003, 2002 and 2001 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $8,524, $7,804 and $7,051, respectively; and (iv) cash value awards for 2003 of $58,917.

(16)	Ms. Madrid’s annual salary was $220,000 from January 1, 2003 through February 2, 2003 when it increased to $255,000.

(17)	Ms. Madrid was awarded 5,230 shares of restricted stock on January 29, 2003 and 2,189 restricted stock units on February 20, 2002.

(18)	Includes: (i) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Retirement Plan in the amounts of $9,000, $14,250 and $12,750, respectively, employer contributions for 2003, 2002 and 2001 for life, AD&D and long-term disability insurance premiums in the amounts of $1,296, $1,212 and $1,212, respectively, and an employer contribution for 2003 and 2002 for short-term disability insurance premiums in the amounts of $403 and $403, respectively; (ii) employer contributions for 2003, 2002 and 2001 to the CarrAmerica Realty Corporation Amended and Restated Executive Deferred Compensation Plan in the amounts of $5,005, $5,698 and $7,936, respectively; (iii) employer contributions for 2003, 2002 and 2001 for health and welfare benefits pursuant to the CarrAmerica CarrFlex Cafeteria Plan in the amounts of $3,300, $3,094 and $2,845, respectively; and (iv) cash value awards for 2003 of $41,793.

Option Grants in Last Fiscal Year

No options were granted to the Named Executive Officers during our last fiscal year.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year End Option Values

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at FY End(1)		Values of Unexercised In-the-Money Options at FY End(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas A. Carr	31,250	$249,453	607,595	52,032	$2,167,139	$308,456
Philip L. Hawkins	95,000	$548,664	349,014	41,625	$1,050,506	$246,764
Karen B. Dorigan	37,500	$299,667	119,165	29,125	$364,837	$133,108
Stephen E. Riffee	0	$0	45,812	20,813	$241,319	$123,382
Linda A. Madrid	70,000	$393,193	18,312	20,813	$11,275	$123,382

(1)	Number of shares of our common stock underlying options granted under our 1997 Stock Option and Incentive Plan or shares of our common stock for which Class A Units of Carr Realty Holdings, L.P. underlying options granted under the 1993 Carr Realty Option Plan would have been redeemable.

(2)	Based on the last reported sale price of our common stock on the NYSE on December 31, 2003 of $29.78.

Employment Contracts

Change-in-Control Arrangements. We have entered into change-in-control agreements with each of Thomas A. Carr, Philip L. Hawkins, Karen B. Dorigan, Stephen E. Riffee and Linda A. Madrid. These agreements generally provide that if within three years from the date of a “change in control” (as defined below), the employment of the executive with CarrAmerica is terminated without cause, or in the event that the executive terminates his or her employment with us based on a change in or diminishment of his or her responsibilities or a reduction in salary, such executive will be entitled to severance pay, including an amount equal to two times the executive’s base annual salary and bonus compensation with us. Additionally, the executive will be eligible for certain continued benefits from us during the ensuing two-year period. Each of the agreements with Messrs. Carr and Hawkins initially was in effect until May 6, 2002, and thereafter each agreement was eligible to be extended automatically for additional one-year periods. The agreements with Messrs. Carr and Hawkins were automatically extended for an additional one-year term in May 2003. The agreement with Ms. Dorigan initially was in effect until February 6, 2004, and thereafter was eligible to be extended automatically for additional one-year periods. The agreement with Ms. Dorigan was automatically extended for an additional one-year term in February 2004. The agreement with Mr. Riffee initially is in effect until April 1, 2005, and thereafter may be extended automatically for additional one-year periods. The agreement with Ms. Madrid initially is in effect until January 29, 2006, and thereafter may be extended automatically for additional one-year periods.

For purposes of each of these agreements, a “change in control” generally means any of the following events: (i) the consummation of a reorganization, merger or consolidation involving CarrAmerica, unless all or substantially all of the individuals or entities who were the beneficial owners of our voting securities continue to own at least 60% of the outstanding voting securities of the surviving entity in substantially the same proportions as their ownership immediately prior to the transaction and individuals representing at least a majority of the board of directors of the surviving entity were directors of our Board of Directors as of the respective dates of the agreements (including individuals who subsequently become directors whose nomination or election was approved by at least a majority of the directors constituting our Board of Directors as of such dates); (ii) individuals who, as of the respective dates of the agreements, constitute our Board of Directors (including individuals who subsequently become directors whose nomination or election was approved by at least a majority of the directors constituting our Board of Directors as of such dates) cease for any reason to constitute a majority of our Board of Directors; or (iii) the approval by our stockholders of our complete liquidation or dissolution or the sale or other disposition of more than 50% of our operating assets.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate SEC filings, in whole or in part, the following Performance Graph, the Report of the Executive Compensation Committee and the Report of the Audit Committee shall not be incorporated by reference into any such filings:

The points on the graph represent the following numbers:

Last trading day of	CarrAmerica	S&P 500	NAREIT Equity
2003	$178	$ 97	$196
2002	$139	$ 76	$143
2001	$155	$ 97	$137
2000	$152	$110	$121
1999	$ 97	$121	$ 95
1998	$100	$100	$100

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

Our Board’s Executive Compensation Committee presents this report on our compensation policies as they affected the compensation reported above for our executive officers for fiscal year 2003. In performing its responsibilities, the Executive Compensation Committee has had the benefit of reports prepared by our outside compensation consultants. The outside consultants provided information and advice on competitive compensation policies and practices and on the reasonableness of the compensation paid to our executives.

Executive Compensation Philosophy

CarrAmerica’s executive officer compensation policies incorporate a variety of objectives. Executive officers are rewarded commensurate with CarrAmerica’s performance, and we provide competitive compensation opportunities that recognize individual performance and responsibility in order to assist us in attracting and retaining a highly motivated, performance-oriented executive management team. We believe that the use of such objectives to determine compensation for our executive officers serves as an important part of the foundation for motivating our executive officers to strive to enhance our stockholders’ long- and short-term value. We implemented our executive officer compensation policies for 2003 with a compensation program based on the total direct compensation package of each executive officer. We evaluated each officer’s package based on three components: base salary, a short-term incentive opportunity, and a long-term incentive component.

In assessing the competitiveness of CarrAmerica’s executive officer compensation, the Executive Compensation Committee generally has conducted comprehensive compensation reviews on a bi-annual basis. In addition, we periodically conduct reviews of long-term incentive compensation. During all of our reviews, we may consider materials brought to our attention by CarrAmerica’s outside compensation consultants.

We conducted our last comprehensive review of executive compensation in the fall of 2002. In connection with this review, CarrAmerica’s consultants reported on the competitive level of total direct compensation in both the real estate industry and companies across other industries. Our consultants provided detailed information on each of the components of total direct compensation: base salary, short-term incentives and long-term incentives.

Annual Compensation

Base Salaries. We established base salary ranges for our executive officers for fiscal year 2003 taking into consideration several factors addressed during our bi-annual compensation review, including the competitiveness of our base salaries, the roles and responsibilities of each individual and the contributions of that individual to our business. We also considered the individual’s prior experience and accomplishments, along with general economic conditions. As a result of our consideration of these factors, we concluded that 2003 annual compensation for our executive officers, including base salaries and short-term incentive targets as discussed below, would generally remain consistent with 2002 levels.

Short-Term Incentives. We use annual short-term incentives as a primary method of rewarding executive officers commensurate with CarrAmerica’s performance and individual performance. Early in fiscal year 2003 the Executive Compensation Committee established a short-term incentive target for each executive officer equal to a percentage of the executive officer’s base salary. The target amounts for the executive officers were equal to 50% to 100% of their base salaries. Payment of the short-term incentive target was to be based primarily on three factors, contingent upon the adequacy of the company’s cash and capital resources:

•	attainment of a specific target for funds from operations (FFO) per share;

•	each officer’s achievement of individualized quantitative financial and operational goals related to the activities he or she managed; and

•	a qualitative component at management’s recommendation, contingent upon approval by the Executive Compensation Committee.

The Committee retains the discretion to increase or decrease annual short-term incentives in any given year above or below target amounts to take into account extraordinary performance or events. Based upon the factors noted above, short term incentives actually paid to executive officers for 2003 were paid at 100%-118% of target.

Long-Term Incentive

We use long-term incentive compensation to attract and retain executive talent by ensuring that we are offering competitive executive compensation. In general, as noted above our goal is to set total direct compensation for our executive officers competitive with those for executive officers of peer group REITs and, where appropriate, with peer group public companies based on market capitalization. Long-term incentive opportunities for executive officers are assessed on an annual basis.

In the past, we have used long-term incentive compensation – including stock options and restricted stock units – as one of the components of our compensation plan design. During 2003, we continued to refine our long-term incentive compensation program by shifting to the use of restricted stock and cash value awards. We believe that this modification will reduce our stock compensation overhang and minimize the potential dilution of our shareholders, while maintaining the alignment of the financial interests of our executive officers with those of CarrAmerica’s stockholders.

Restricted Stock and Cash Value Awards. Previously, CarrAmerica had primarily used stock options and restricted stock units as long-term incentive. Following our evaluation of the results of our 2002 bi-annual review, we made strategic adjustments to the type of long-term incentives that would be granted to our executive officers. Specifically, we concluded that it would be appropriate to use a mix of restricted stock and cash value awards. As noted above, in making these adjustments, our goal was to balance the types of incentives to both limit the dilutive effect on stockholders and continue to provide appropriate incentives to our executives.

To encourage our employees to seek long-term appreciation in the value of our common stock, our restricted stock and our cash value awards vest over a specified period of time. Accordingly, an employee generally must remain with CarrAmerica for a period of years to receive the full economic benefit of a restricted stock grant or a cash value award. The Executive Compensation Committee believes that the strategic use of restricted stock and cash value awards ensures that our overall long-term incentive compensation payable to our executive officers will continue to be in line with the compensation arrangements that have been implemented by our competitors for executive talent.

Stock Ownership Guidelines

During 2003 we considered the merits of establishing stock ownership guidelines for CarrAmerica’s executive officers. After reviewing information provided by our consultant regarding the prevalence of ownership guidelines among our peers, we concluded that we would establish Stock Ownership Guidelines for Executive Officers. These Guidelines require, depending upon the position held, that our executive officers own a minimum value of 2 to 5 times their base salary in CarrAmerica stock. The Guidelines set forth an expectation by the Executive Compensation Committee that these ownership levels will be reached within a five-year period.

Chief Executive Officer Compensation

We determined that the compensation reported for our Chief Executive Officer for 2003 was substantially in conformity with the policies described above for all of our other executive officers. We also determined, however, that compared with other company executives a greater percentage of the CEO’s total compensation should be payable through short-term and other incentive compensation rather than base salary. For 2003 we granted the CEO a short term incentive equal to his target of 100% of base salary based upon what the Executive Compensation Committee deemed to be excellent personal and company performance despite very difficult operating conditions. In addition, during 2003, we granted the CEO a long-term incentive at 100% of his target. We determined that the CEO continued to be very effective in implementing our strategic plan, developing and retaining our management team, and implementing our capital and business plans during 2003.

Deductibility of Executive Officer Compensation

Section 162(m) of the Internal Revenue Code denies a deduction for compensation in excess of $1 million paid to certain executive officers, unless certain performance disclosure and stockholder approval requirements are met. Our restricted stock and cash value award grants in 2003 are subject to the $1 million deduction limitation because they vest over time and are not considered “performance-based” within the meaning of Section 162(m). The Executive Compensation Committee believes that a substantial portion of the compensation awarded to our executive officers as annual cash bonuses would be exempted from the $1 million deduction limitation. The Committee’s present intention is to qualify, to the extent reasonable, a substantial portion of each executive officer’s compensation for deductibility under applicable tax laws.

Executive Compensation Committee

Timothy Howard

Andrew F. Brimmer

Robert E. Torray

Joan Carter*

*	Only with respect to the period after June 30, 2003.

COMPENSATION COMMITTEE INTERLOCKS

AND INSIDER PARTICIPATION

Andrew F. Brimmer, Joan Carter, Timothy Howard, and Robert E. Torray served on the Executive Compensation Committee of our Board of Directors during 2003. None of these individuals were or ever have been an employee of CarrAmerica or any of our subsidiaries.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed the audited consolidated financial statements of CarrAmerica for fiscal year 2003 with CarrAmerica’s management, and also has discussed with KPMG LLP, CarrAmerica’s independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61. The Audit Committee has received both the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1, and has discussed with KPMG LLP the independence of KPMG LLP from CarrAmerica. In addition, the Audit Committee has considered whether the provision of services by KPMG LLP falling under the headings “Audit-Related Fees” and “Tax Fees” (see “Independent Auditors” below) is compatible with maintaining the independence of KPMG LLP from CarrAmerica. The Audit Committee also amended and restated its charter, a copy of which is available on CarrAmerica’s website at www.carramerica.com.

Based on the foregoing, the Audit Committee recommended to CarrAmerica’s Board of Directors that CarrAmerica’s audited consolidated financial statements for fiscal year 2003 be included in CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003.

Audit Committee

Andrew F. Brimmer

Joan Carter*

Timothy Howard

Wesley S. Williams, Jr.

*	Only with respect to the period after June 30, 2003.